Exhibit 12.2
MSW ENERGY HOLDINGS II LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Nine	For the Period From	For the Period From
	Months Ended	June 25 through	January 1 through
	September 30, 2006	September 30, 2005	June 24, 2005
EARNINGS:
Pre-tax income (loss) from continuing operations before minority interests	$65,202	$35,136	$(1,691)
Add:
Fixed charges	42,648	17,080	30,358

Earnings, as adjusted	$107,850	$52,216	$28,667

FIXED CHARGES:
Interest expense	$42,648	$17,080	$30,358

Fixed charges	$42,648	$17,080	$30,358

RATIO OF EARNINGS TO FIXED CHARGES:	2.53x	3.06x	0.94x

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